Exhibit 1.7

MEDIA RELEASE

May 17, 2013

PLAZACORP RETAIL PROPERTIES LTD. AND KEYREIT ANNOUNCE RECONSTITUTION OF KEYREIT BOARD AND OTHER MATTERS RELATING TO THE COMPLETION OF THE OFFER FOR KEYREIT

FREDERICTON, NB AND TORONTO, ON — Plazacorp Retail Properties Ltd. (TSXV: PLZ) (“Plazacorp”) and KEYreit (TSX: KRE.UN) are pleased to announce that, following Plazacorp’s acquisition of 13,288,370 units of KEYreit (“Units”) pursuant to its offer to acquire all of the issued and outstanding Units, Earl Brewer, Michael Zakuta and Richard Hamm have been appointed as trustees of KEYreit, filling the vacancies created on the board of trustees following the resignations of Lewis S. Allen, David Peltz and George Schott.  The resignations of Mr. Allen, Mr. Peltz and Mr. Schott and the appointments of Mr. Brewer, Mr. Zakuta and Mr. Hamm are effective immediately.  Donald M. Biback and John G. Jakolev will remain as trustees until Plazacorp has acquired 100% of the Units.

Mr. Brewer is the Chairman and a Director of Plazacorp. Prior to assuming this role he was President and CEO of Plazacorp from its inception in 1999.

Mr. Zakuta is the President, Chief Executive Officer and a Director of Plazacorp. Mr. Zakuta is a co-founder of the Plaza Group and has been involved in every aspect of shopping centre development, acquisitions and management in Quebec and Atlantic Canada since 1986.

Mr. Hamm is a Director of Plazacorp and its former President and Chief Executive Officer. In 1996 he formed a partnership with the other Plazacorp principals and has since that time been involved in real estate development business.

Record Date for Special Meeting

As previously announced, a special meeting of the unitholders of KEYreit will be convened for the purpose of approving the subsequent acquisition transaction which will allow Plazacorp to acquire all of the remaining Units.  With more than 66 2/3% of the KEYreit units having been deposited and taken up by Plazacorp under its offer, Plazacorp is in a position to cause the subsequent acquisition transaction to be approved by KEYreit’s unitholders at such meeting.  The record date for determining the holders of Units entitled to vote at the special meeting is May 22, 2013.  The date of the special meeting will be June 26, 2013.

Change of Control Offer for KEYreit Debentures

As a result of the change of control with respect to KEYreit caused by the acquisition by Plazacorp of 13,288,370 Units, KEYreit will make a repurchase offer, as soon as practicable, for the 7.75% convertible unsecured subordinated debentures due December 31, 2014, the 8.00% convertible unsecured debentures due December 31, 2016 and the 7.00% convertible unsecured debentures due December 31, 2017 (collectively, the “Debentures”), at a price equal to 101% of their respective principal amounts plus accrued and unpaid interested.  Should a holder of debentures elect not to accept the repurchase offer, the Debentures will become obligations of Plazacorp in accordance with the terms of their respective indentures.

Termination of External Management Agreements

In accordance with the previously disclosed termination agreement entered into between Plazacorp and JBM Properties Inc. (“JBM”), Plazacorp has caused KEYreit to terminate the management agreements pursuant to which JBM acted as the external manager of KEYreit.  Plazacorp issued 824,742 Plazacorp common shares and paid $4 million in cash to JBM in satisfaction of its obligation under the termination agreement.

ABOUT PLAZACORP

Plazacorp is a mutual fund corporation and is one of the leading retail property owners and developers in Eastern Canada.  Plazacorp’s current portfolio includes interests in 119 properties totaling 5.2 million square feet and additional lands held for development.  Plazacorp’s properties include a mix of strip plazas, stand-alone small box retail outlets and enclosed shopping centres, anchored by approximately 90% national tenants including Shoppers Drug Mart, Dollarama, Staples, Mark’s Work Warehouse, Sobeys, and others.  Our top ten tenants contribute just over 53% of total rent.  Plazacorp is fully internalized, therefore providing shareholders directly with the synergies that come with an internalized management structure.  Plazacorp has proven its strong “value-add” capabilities to develop, redevelop and acquire retail real estate throughout Atlantic Canada, Quebec and Ontario.  Plazacorp has a strong track record of generating growth in distributions, having increased its distributions at least once every year in the last 10 years.  As a result of its capabilities, its performance and its ability to increase dividends, Plazacorp’s share price has also increased significantly since inception.

More information about Plazacorp can be found on our website at www.plaza.ca or at www.sedar.com.

ABOUT KEYreit

KEYreit (TSX: KRE.UN) is Canada’s premier small-box retail property owner with 227 properties in nine provinces across Canada. KEYreit’s properties are well located and geographically diverse across Canada with the majority of all properties containing long-term quadruple net leases.

To find out more about KEYreit (TSX: KRE.UN), visit our website at www.keyreit.com.

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION

This news release contains forward looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not future guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward looking statements. Readers, therefore, should not place undue reliance on any such forward looking statements. Further, a forward looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, except for forward-looking information disclosed in prior disclosures which, in light of intervening events, requires further explanation to avoid being misleading.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION

Visit our website at: www.plaza.ca

Or contact:

Michael Zakuta (President and CEO) at (514) 457-0997 ext #228, or

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583

KEYreit unitholders, please contact:

Floriana Cipollone (Chief Financial Officer) at (416) 848-4583